Filed by Citigroup Inc.
                                                  Pursuant to Rule 425 under the
                                            Securities Act of 1933 in respect of
                                            Associates First Capital Corporation
                                                     Commission File No. 2-44197


In connection with the proposed transaction, Citigroup will file a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Citigroup with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 153 East 53rd Street, New York NY 10043, Attention: Treasurer (212-559-1000).

                                      # # #

September 6, 2000

ALL CITIFINANCIAL EMPLOYEES


Today it was announced that Citigroup will acquire Associates First Capital Corporation in a tax-free merger. The transaction was unanimously approved by the Boards of Directors of both companies, and it is expected to add to Citigroup's earnings in the first year of operation.

The Associates is the largest publicly traded finance company in the U.S., with managed assets of more than $100 billion and shareholders' equity of $10.3 billion and 2,750 offices in the U.S. and 13 other countries. Citigroup is the pre-eminent global financial services company, with assets of more than $791 billion and shareholders' equity of $51 billion, offering an unparalleled range of financial products and services to customers in more than 100 countries.

This transaction, which we expect to close by year end, will accelerate our consumer financial services expansion globally and will position us as the market leader in the consumer finance industry.

CitiFinancial has built a very successful business through its focus on customers, employees, and operations. Through flawless execution, we have continuously demonstrated our ability to implement our business strategy, which sets us apart from others.

Over the next few months, a great deal of work has to go into how to use the opportunities represented by this acquisition to further improve the franchise -- for customers and employees. As in the past, a number of you will be called upon to help in this process.

In the meantime, we have a business to run and targets to meet and customers to satisfy! Each of you has worked very hard to make this year a success for CitiFinancial. Let's continue the hard work in the months ahead.

This is truly an exciting time for our Company and will solidify CitFinancial's future years in the industry.

Mike Knapp
President and CEO


                                      # # #



To:   Senior Management

From: Sandy Weill

Date: September 6, 2000

Re:   Citigroup Acquires Associates
      Bob Willumstad appointed to lead transition
      -------------------------------------------


This morning we've announced our intention to purchase the Associates, a premier, global lending company and I have asked Bob Willumstad to lead the transition. Bob will work Keith Hughes, Chairman and Chief Executive Officer of Associates and Roy Guthrie, Senior Executive Vice President and Chief Financial Officer of Associates, to assure a smooth transition. The Associates is the largest publicly traded finance company in the U.S., with managed assets of more than $100 billion and shareholder's equity of $10.3 billion and 2,750 offices in the U.S. and 13 other countries. Following consummation of the transaction, Associates shareholders will own approximately 10% of Citigroup's common shares.

This transaction, which will be accretive to Citigroup earnings by at least $.10 per share in the first year of combined operation, accelerates our consumer financial services expansion globally. In one step, we catapult our international earnings in these rapidly growing segments by more than 40%. We are particularly excited about The Associates' strong presence in Japan, where it is the fifth largest consumer finance company, and in Europe, where it has more than 700,000 customers. In addition, this transaction further increases our base of recurring and predictable earnings, strengthens our position in the credit card business, consumer and commercial finance business domestically and will expand our commercial leasing business.

Citigroup has a long history of effectively integrating businesses, retaining the best from every company while assuring our standards become the norm. Because of our focus on providing quality products and services that serve customer needs and build long-term relationships between our company and consumers, our consumer finance operations are very well regarded. We are excited about the prospects for the combined operation.

Bob Willumstad, Vice Chairman of the Global Consumer Group, will lead the integration team. Please be sure that ALL communications between the two companies be coordinated through him. As you might imagine, much hard work lies ahead to assure a smooth and proper transition. Bob has been our lead on many acquisitions the most recent being the Credit Card Business of AT&T, where his efforts resulted in outstanding financial outcomes and an extremely motivated team of new Citigroupers. He will soon be putting together a team of senior level leaders to facilitate integration and ensure our shareholders receive a fabulous new addition to Citigroup.

Please cooperate with Bob in every way, as his efforts are critical to our success.